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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 12 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-50382~~ 8-66180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **PGP CAPITAL ADVISORS, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 W OLYMPIC BLVD., SUITE 28C
(No. and Street)

LOS ANGELES	**CA**	**90015**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEWART KIM **310-268-0885**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

yw

OATH OR AFFIRMATION

I, **STEWART KIM**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **PGP CAPITAL ADVISORS, LLC**, as of **DECEMBER 31, 2017** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO
Title

PLEASE SEE ATTACHED, NOTARY PUBLIC
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Los Angeles }

Subscribed and sworn to (or affirmed) before me on this 8 day of March, 2018
Date *Month* *Year*

by Stewart Kim

Name of Signers

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Signature: [signature]
Signature of Notary Public

LOURDES IRENE CASTRO
Notary Public - California
Los Angeles County
Commission # 2159871
My Comm. Expires Jul 15, 2020

Seal
Place Notary Seal Above

---------- **OPTIONAL** ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Audited Report / oath or affirmation

Document Date: 12/31/2017

Number of Pages: 2

Signer~~(s)~~ Other Than Named Above:

PGP CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED
DECEMBER 31, 2017

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of PGP Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PGP Capital Advisors, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of PGP Capital Advisors, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of PGP Capital Advisors, LLC's management. Our responsibility is to express an opinion on PGP Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PGP Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as PGP Capital Advisors, LLC's auditor since 2014, 2015 & 2017.

Maitland, Florida

March 8, 2018

PGP Capital Advisors, LLC

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	129,574
Securities		9,713
Note receivable		11,892
Accounts receivable		0
Fixed Assets, net of accumulated depreciation of $5,937		49
Prepaid expenses and other assets		5,575
Total Assets	$	156,803
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	57,145
Total Liabilities		57,145
Member's Equity		99,658
Total Liabilities and Member's Equity	$	156,803

See independent auditor's report and accompanying notes.

PGP Capital Advisors, LLC
Notes to Financial Statements
December 31, 2017

1. Organization

PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC), a Delaware Limited Liability *Company, is a wholly owned subsidiary of PGP Holdings, LLC (the "Parent"). The Company is a boutique* investment bank that is registered as a Securities Broker-Dealer regulated by the Financial Industry Regulatory Authority and provides high-impact, tailored services in connection with mergers and acquisitions, private placements and corporate finance for publicly-traded and privately-held corporations.

2. Significant Accounting Policies

Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standard Board (FASB) issued Accounting Standard Update (ASU) 2014-9, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015- 14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.
In February 2016, the FASB issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Investment Banking Fees
The Company generates revenue by providing advisory services to companies related to mergers and acquisitions. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

2. Significant Accounting Policies "continued"

Income Taxes

The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue.

Uncertain tax positions

The Company has adopted FASB ASC 740-10-25, *Accounting for Uncertainty in Income Taxes.* The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation on December 31, 2017 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2014 through 2016 tax years remain subject to examination by the IRS and State of California. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Property and Equipment

Property and equipment are summarized by major classifications as follows:

	2017
Computers and equipment	$5,986
Less Accumulated Depreciation	(5,937)
Net computers and equipment	$49

Total depreciation expense was $1,408 for the year ended December 31, 2017, using three year straight-line depreciation.

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

3. Fair Value Measurements "continued"

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Assets Measured and Recognized at Fair Value on a Recurring Basis
The fair value of the investment in securities is based on the quoted market price. The fair value of the securities receivable is based on the quoted market price of the underlying asset.

The tables below present the amounts of assets measured at fair value on a recurring basis:

	December 31, 2017			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets at fair value:				
Investment in securities				
Equities	$ 9,713	$ -	$ -	$ 9,713
Securities receivable	-	-	-	-
Total assets at fair value	$ 9,713	$ -	$ -	$ 9,713

4. Operating Leases

The Company leases its facilities under an agreement with John Hancock Real Estate that expires December 31, 2021. Base rent expense for the lease for year ended December 31, 2017 was $30,146.

4. Operating Leases "continued"

Future minimum lease payments excluding taxes and fees are as follows:

Year ended December 31,	Base Amount
2018	$31,969
2019	$32,928
2020	$33,921
2021	$34,940
Total	$133,758

5. Note Receivable

There is a note receivable from a former representative in the amount of $11,892 at December 31, 2017, that is due before the year end 2018 and bears interest equal to one dollar ($1).

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $80,443 which exceeded the requirement by $75,443.

At December 31, 2017 the percentage of aggregate indebtedness was 71.03 percent to 1. The Company had accrued liabilities of $57,145 at December 31, 2017.

7. Risk Concentration

For the period ending December 31, 2017, 25% of investment banking fees were earned from one client.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its temporary cash investments with high quality financial institutions. At such time such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

8. Commitments and contingencies

The Company does not have any commitments or contingencies, other than an operating lease (note 4).

9. Subsequent Events

The Company has evaluated subsequent events through March [illegible], 2018, the date which the financial statements were available to be issued, and has determined no event or transactions requiring disclosure.